America's Trains Inc. (ATs) - Term Sheet

TERMS AND CONDITIONS OF CLASS B COMMON SHARE OFFERING

This Term Sheet provides a summary of the principal terms with respect to the Class B common share offering by America's Trains Inc. ("Offering"), a Wyoming corporation ("ATs"). Except for the section entitled "Binding Terms," this summary of terms is not legally binding. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Security description:	Class B common voting shares ("Class B shares").
Aggregate Proceeds:	$249,999.50
Price per Share:	The price per Class B share is $0.70 with an early-bird bonus that discounts the price to $0.60 until a total investment of $50,000 occurs.
Purchasers:	Accredited and non accredited investors.
Use of Funds:	Proceeds will be used for rail car acquisition and improvement, related administration and support, Wefunder fees, and funding costs.
Minimum Funding:	The minimum fund raise is $50,000.
Maximum Funding:	The maximum fund raise is $249,999.50
Capitalization:	To date, there are 1,238,540 paid issued Class A common voting shares ("Class A shares"). There is an additional 340,000 unpaid Class A share options, for and to incentivize management and to reward shareholders that contribute valuable business benefits, at not less than $0.50 per share, a minimum total of $170,000. There will be a total of 1,578,540 issued Class A shares.
Pre funding valuation:	The pre funding valuation of ATs is $1,104,978.
Post funding valuation:	A maximum of 1,947,588 Class A and B shares will be issued. The ATs post funding valuation will be $1,394,978.
Control:	Up to five directors are elected by holders of a majority of Class A and Class B common stock, combined.
Class B share rights:	Voting: Class A and Class B shares have equal voting rights, one vote per share.
	ATs stock buyback: Between 730 and 760 days after the date that the related Subscription Agreement was executed, a Class B shareholder has the right to give irrevocable notice ("Notice") to ATs instructing ATs to buy back all of such shareholder's Class B shares. In this event, ATs will buy the shares back for a price equal to 130% of the total amount paid for them less the cash amount of Class B share dividends paid to such shareholder to date and less the cash value of used vacation Credits, payable by ATs within 60 days after receipt of the Notice. Payment will be made from net earnings or other sources as determined by ATs. Failure to give such Notice as stated terminates all related rights.

Reimbursement of investment: Between 760 and 790 days after the date that the related Subscription Agreement was executed, a Class B shareholder has the right to give notice ("Notice") to ATs instructing ATs to pay such shareholder an amount equal to the difference between the cash amount of dividends paid to them to date and the total amount they paid for their Class B shares ("Reimbursement"). ATs will pay the Reimbursement within 60 days after receipt of such Notice as an advance payment of future dividends, from net earnings or other sources as determined by ATs. ATs will subsequently retain all future dividends owed to Class B shareholders until the Reimbursement amount is fully recovered, which is ATs' only method of recovering the paid Reimbursement amount. Failure to give such Notice as stated terminates all related rights.

Anti-dilution: To avoid dilution of the percent of total ATs earnings attached to a shareholder's Class B shares, buyers of 10,000 or more Class B shares have a right to maintain their percentage ownership of the earnings of the Company by purchasing an additional proportionate number of shares of any future stock issue.

Liquidation preference: In the event that ATs asset liquidation occurs, Class B shareholders have rights to net liquidation proceeds up to the amount of their investment plus declared but unpaid dividends, less Remuneration received, subject to prior rights of other lien holders or creditors, if any, as permitted by law, ahead of and before Class A shareholders receive any share of such proceeds.

Vacation Bonus: Until a total investment of $50,000 occurs, Class B share investors receive cash vacation credits ("Credits") for use as payment towards up to 60% of the lowest current published price of available Journeys by Rail, or a choice of other vacations ("Other Vacations") as may be available from a timeshare vacation exchange entity selected by ATs. The percent amount of Credits is based on the amount invested, the greater the investment the greater the percentage, starting at 50% for a $1,000 investment and increasing by 1% for each subsequent $1,000 invested, up to 64% and a $9,600 Credit for a $15,000 investment. Credits can be used for any available Journey by Rail or Other Vacations and are subject to normal terms and conditions of suppliers and providers. Investors are responsible for fees charged to use or reserve Other Vacations, which should be nominal, if any. ATs is responsible for provision of Other Vacations. Reservations for Journeys or Other Vacations are made directly with ATs reservation centers. Class B shareholders waive their right to any and all claims against providers and suppliers of Other Vacations related to payment, availability and delivery. If preferred vacations or dates are not available, Class B shareholders must select an alternative vacation or date. Credits are cancelled if Class B shares are sold and must be used for Journeys or other vacations within three years.

Available Journey by Rail use: All Class A and Class B shareholders can purchase Journeys by Rail that might come available within 14 days of departure because of cancellations or otherwise, at a price equal to 35% of the price of the Journey, as published on the shareholder page(s) of ATs' web site, on a first come first serve basis. There is no availability guarantee. Credits cannot be used as payment.

Closing:	The initial closing of the sale and purchase of Class B shares will take place through the Wefunder Portal after $50,000 has been raised ("Closing Date").
Offering Deadline:	This offering will terminate 60 days after the initial offering date if subscriptions are for less than $50,000, and thereafter, 120 days after the initial offering date or at a such other time as ATs' may determine.
Funding distribution:	Class B share sale proceeds are held until and will be made available to ATs starting on the Closing Date or such other date as determined by Wefunder that is with 14 days after the Closing date.
Investor Eligibility:	Preferred shares can be purchased by accredited and unaccredited residents pursuant to related regulations and law.
Conversion:	In the event that the Company is party to any merger, amalgamation, acquisition, stock splits, reorganization, consolidation or conversion by a single or series of transactions with any other corporation, person or entity ("Conversion") that does or does not include immediate or eventual conversion of ATs shares to public company stock, each Class A share will be converted into three and each Class B share will be converted into one unit, share or such other included right(s) so that a ratio of three for Class A shares and one for Class B shares occurs. Such conversion is not pending at this time, there is no related trading market for the Company's securities, and there is no assurance that any such transaction will occur.
Subscription:	Class B share purchase documents include a Subscription Agreement.
Content Basis:	Nothing contained in this Term Sheet or in additional information is intended as legal, accounting or investment advice, and it should not be taken as such. The information relates to business performance that may be based on forward-looking factors including use of proceeds, corporate changes, development programs, sales performance and financial projections that are

	subject to change, that may be beyond ATs' control, or that could cause actual results to differ materially from expectations, to the Company's detriment or benefit.
More information:	ATs would like to provide details about its business. Contact Barry Jones at 817 696-1507 or barry@americastrain.com.